January 24, 2006

Via Mail and Fax

Mr. William J. Pesce
President and Chief Executive Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

	RE: 	John Wiley & Sons, Inc.
		Form 10-K: For the Year Ended April 30, 2005
		File Number: 001-11507

Dear Mr. Pesce:

	We have reviewed the above referenced filing and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filing. At this time, we have requested that you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K: For the Year Ended April 30, 2005

Notes to Consolidated Financial Statements

1. Please explain to us why some acquired publication rights are not amortized while others are. Your response should include how you differentiate between those that are and are not amortized and the significant characteristics considered in your determination.

Schedule II

2. Please explain to us the reason for the decrease in the amount of sales returns charged to cost and expenses during 2005, as compared to 2004. In addition, provide us with an analysis that shows how both the amount charged to expense and the end of period allowances were determined for each of the periods presented in the schedule.


		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309 or me at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Ellis E. Cousens, Executive Vice President and Chief Financial Officer (via facsimile at 201-748-6708)